                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 27, 2004


                       Distribution and Service D&S, Inc.
                 (Translation of registrant's name into English)


                  Avenida Presidente Eduardo Frei Montalva 8301

                                    Quilicura

                                    Santiago

                                      Chile

                    (Address of principal executive offices)


                             Form 20-F [x] Form 40-F [ ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes [ ] No [x]

                DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K

                                TABLE OF CONTENTS

      I. Summary Results of Operations and Liquidity and Capital Resources for the six months ended June 30, 2004.

      II. A summary of offering expenses in connection with the Company's recent registered securities offerings.

I. THE COMPANY HEREBY INCORPORATES BY REFERENCE THIS PART I OF THIS CURRENT REPORT ON FORM 6-K INTO ITS REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-114291), RELATING TO THE COMPANY'S OFFERING OF 70,000,0005 SHARES OF COMMON STOCK IN THE FORM OF SHARES OF COMMON STOCK OF AMERICAN DEPOSITORY SHARES (THE "EQUITY F-3") AND INTO THE PROSPECTUS CONTAINED THEREIN, AND INTO ITS REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-117686), RELATING TO THE OFFERING BY D&S OF RIGHTS TO SUBSCRIBE SHARES OF COMMON STOCK IN THE FORM OF AMERICAN DEPOSITARY SHARES OR SHARES (THE "RIGHTS F-3") AND INTO THE PROSPECTUS CONTAINED THEREIN. THE COMPANY DOES NOT INCORPORATE PART II OF THIS FORM 6-K INTO THE EQUITY F-3.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2004

      For the six months ended June 30, 2004, our net revenues increased 22.8% to Ch$675,253 million (US$1,061.2 million) compared to the corresponding period in 2003. We attribute our increased net revenue primarily to the opening and acquisition of new stores in 2003, the improved performance of the Chilean economy and the implementation of our EDLP strategy. However, our operating income decreased by 55.5% to Ch$13,248 million (US$20.8 million) for the six months ended June 30, 2004 compared to Ch$29,755 million for the corresponding period in 2003. The decrease in operating income resulted primarily from a decrease in our gross margins due to our EDLP strategy and a 37.6% increase in selling and administrative expenses resulting mainly from costs of integrating the Carrefour stores and higher provisions for losses on credit card loans. Net income was also negatively affected by a 19.1% increase in financial expenses as compared to the corresponding period in 2003. As a result of these factors, our net income for the six months ended June 30, 2004 decreased by 84.1% to Ch$2,681 million (US$4.2 million) as compared with the corresponding period in 2003.

      Net Revenues. Our net revenues for the six months ended June 30, 2004 were Ch$675,253 million (US$1,061.2 million), which represented an increase of 22.8% compared to Ch$549,848 million for the corresponding period in 2003. The following table sets forth the composition of our net revenues for the periods indicated and the percentage change between periods.


                                                              SIX MONTHS ENDED JUNE 30,
                                                   ---------------------------------------------
                                                       2003               2004          % CHANGE
                                                   -------------     -------------      --------
                                                           (IN MILLIONS OF CONSTANT CH$)
Hypermarket and Supermarket..................      Ch$   523,499     Ch$   638,794        22.0%
Credit cards.................................              7,986            14,055        76.0
Other........................................             18,363            22,404        21.8
                                                   -------------     -------------
  Total......................................      Ch$   549,848     Ch$   675,253        22.8%
                                                   =============     =============


      The 22.8% increase in our net revenues for the three months ended June 30, 2004 resulted primarily from:

      - Hypermarkets and Supermarkets. A 22.0% increase in net revenues derived from our hypermarket and supermarket business, to Ch$638,794 million (US$1,004.2 million) for the six months ended June 30, 2004 from Ch$524,499 million for the corresponding period in 2003. This increase resulted primarily from an addition of 74,514 square meters of sales area (one new Lider hypermarket, seven Carrefour stores, three new Lider Vecino compact hypermarkets, two new Lider Express supermarkets and the transformation of three Ekono supermarkets into Lider Vecino stores), an increase of approximately 24.0% over the total sales area at June 30, 2003. These new Lider stores (excluding Carrefour and including Lider Vecino and Lider Express) accounted for 17.6% of our hypermarket and supermarket sales for the six months ended June 30, 2004. Another factor which contributed to the increase in hypermarket and supermarket revenues was a 1.9% increase in same-store sales compared to the corresponding period in 2003. The same store sales increase was driven by the implementation of our EDLP strategy, which helped to increase our customer traffic levels, as well as by the improved performance of the Chilean economy.

      - Credit Card. A 76.0% increase in net revenues derived from our credit card operations compared to the corresponding period in 2003 reflecting an increase in our net financial revenues, including primarily interest and service fees, to Ch$14,055 million (US$22.1 million) for the six months ended June 30, 2004 from Ch$7,986 million for the corresponding period in 2003. This increase was attributable to a 33.9% increase in the number of accounts in good standing, an increase in average monthly account balances per individual account to Ch$128 thousand at June 30, 2004 from Ch$115 thousand at June 30, 2003, and our promotion of sales of non-food products through our Presto card, leading to increased use of our Presto credit card to purchase higher priced non-food products.

      - Other Revenues. A 21.8% increase in net revenues derived from other revenues to Ch$22,404 million (US$35.2 million) for the six months ended June 30, 2004 from Ch$18,363 for the corresponding period in 2003. This increase resulted primarily from increased lease payments received from merchants leasing space in our stores and in our shopping centers and higher sales due to increased centralization in our distribution center.

      Cost of Sales and Gross Profit. Our gross profit for the six months ended June 30, 2004 was Ch$150,609 million (US$236.7 million), representing an increase of 16.2%, compared to Ch$129,584 million for the corresponding period in 2003.

      As a percentage of net revenues, our cost of sales for the six months ended June 30, 2004 was 77.7% compared to 76.4% for the corresponding period in 2003. Shrinkage for the six months ended June 30, 2004 increased to 2.2% of total sales, as compared to 1.8% of total sales for the corresponding period in 2003 reflecting primarily integration costs associated with the acquisition of the seven stores we acquired from Carrefour and to a lesser extent higher shrinkage levels at our Lider stores. The increase in cost of sales as a percentage of net revenues was principally attributable to the implementation of our EDLP strategy in the second half of 2003 and the first half of 2004 under which we reduced our prices by a greater amount than we were able to reduce our costs of sales.

      As a result of our increase in cost of sales as a percentage of net revenues, our gross margin in the six months ended June 30, 2004 declined to 22.3% from 23.6% for the corresponding period in 2003. We expect to experience improvement in our gross margin as a result of greater support from our suppliers of our EDLP strategy, increased revenues from our credit card and real estate operations, and the implementation of a new program designed to reduce shrinkage that was launched in July 2004.

      The costs associated with our credit card business are included in our selling and administrative expenses.

      Selling and Administrative Expenses. Selling and administrative expenses for the six months ended June 30, 2004 were Ch$137,361 million (US$215.9 million), representing a 37.6% increase as compared to Ch$99,829 million for the corresponding period in 2003. As a percentage of net revenues, selling and administrative expenses rose to 20.3% for the six months ended June 30, 2004 from 18.2% for the corresponding period in 2003, principally due to increased operating costs related to new stores opened in 2003 and the integration of the recently acquired Carrefour stores which have not yet been offset by the revenues of these stores and selling and administrative expenses related to our order credit card operations.

      Our selling and administrative expenses related to our credit card operations increased 136.9% to Ch$13,468 million (US$21.2 million) for the six months ended June 30, 2004 from Ch$5,686 million for the corresponding period in 2003. This increase was principally attributable to our provisions for doubtful accounts which increased 134.3% for the six months ended June 30, 2004 compared to the corresponding period in 2003 reflecting primarily the increase in our receivables over the period and other credit card related expenses which increased 140.2% for the six months ended June 30, 2004 compared to the corresponding period in 2003. The increase in other credit card related selling and administrative expenses primarily reflects expenses related to the organization of our Presto credit card division as a separate business unit.

      Operating Income. Our operating income for the six months ended June 30, 2004 was Ch$13,248 million (US$20.8 million), representing a decrease of 55.5% as compared to Ch$29,755 million for the corresponding period in 2003, reflecting increased selling and administrative expenses related to increased operating costs related to new stores opened in 2003 and the integration of the recently acquired Carrefour stores which have not yet been offset by the revenues of these stores, in addition to lower gross margin due to the implementation of our EDLP strategy. Additionally, operating expenses and provisions related to Presto, which are accounted for in our consolidated selling and administrative expenses, increased 136.9% as compared to the six months ended June 30,

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2003. As a percentage of net revenues, operating income for the six months ended
June 30, 2004 was 2.0%, as compared to operating income of 5.4% of net revenues for the corresponding period in 2003.

      NON-OPERATING INCOME. The following table sets forth, for the periods indicated, information concerning our non-operating income on a consolidated basis:

                                                               SIX MONTHS ENDED JUNE 30,
                                                             -----------------------------
                                                               2003                 2004
                                                             --------            ---------
                                                             (IN MILLIONS OF CONSTANT CH$)
Interest income....................................          Ch$  210            Ch$  244
Other non-operating income(1)......................               139                 443
Amortization of negative goodwill..................               178                 174
                                                             --------            --------
  Total non-operating income.......................          Ch$  527            Ch$  861
                                                             ========            ========

---------------
(1)   "Other" includes principally equity in earnings of related companies.

      Non-operating Expense. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

                                                                SIX MONTHS ENDED JUNE 30,
                                                             ------------------------------
                                                                2003                2004
                                                             -----------        -----------
                                                              (IN MILLIONS OF CONSTANT CH$)
Financial expense...................................         Ch$   7,929        Ch$   9,446
Minority interest...................................                  45                (33)
Other non-operating expense(1)......................                 134                419
Amortization of goodwill............................                 375                889
                                                             -----------        -----------
  Total non-operating expense.......................         Ch$   8,483        Ch$  10,721
                                                             ===========        ===========

-------------
(1) "Other" includes equity in losses of related companies and charitable contributions.

      Non-operating expense for the six months ended June 30, 2004 was Ch$10,721 million (US$16.8 million), representing an increase of 26.4% compared to non-operating expense of Ch$8,483 million for the corresponding period in 2003. This increase for the six months ended June 30, 2004 resulted primarily from a 19.1% increase in financial expenses, due to an increase in our indebtedness due to our Carrefour acquisition and increased goodwill amortization charges due to the Carrefour acquisition.

      Price-level Restatement and Foreign Exchange Gain (Loss). Our net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$170 million (US$0.3 million) for the six months ended June 30, 2004, as compared to a net loss of Ch$1,055 million for the corresponding period in 2003. The improvement for the six months ended June 30, 2004 is primarily attributable to derivatives contracts entered into to hedge against exchange variations and to a net gain resulting from price-level restatement of our non-monetary assets during the period.

      Income Taxes. Income taxes for the six months ended June 30, 2004, including current and deferred taxes, amounted to Ch$537 million (US$0.8 million), representing a decrease of 86.3% compared to Ch$3,918 million for the corresponding period in 2003. This decrease primarily reflects the decrease in our taxable income. The statutory income tax rate applicable to Chilean companies for the six months ended June 30, 2004 was 17% of income before income taxes, as compared to 16.5% for the corresponding period in 2003. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

      Net Income. Net income in the six months ended June 30, 2004 was Ch$2,681 million (US$4.2 million), representing a decrease of 84.1% as compared to net income of Ch$16,826 million in the corresponding period of

2003. As a percentage of net revenues, net income was 0.4% in the six months ended June 30, 2004, as compared to 3.1% in 2003.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2004

      Sources of Funds. At June 30, 2004, we had net working capital in the amount of negative Ch$22,661 million (US$35.5 million), compared with net working capital of Ch$11,400 million at June 30, 2003. For the six months ended June 30, 2004, net cash used in operations was Ch$3,832 (US$6 million), representing a decrease of 256.4% as compared to Ch$2,450,096 for the corresponding period in 2003.

      Uses of Funds. Our capital expenditures for the six months ended June 30, 2004 totaled Ch$20,502 million, as compared to Ch$4,768 million for the corresponding period in 2003. These capital expenditures were invested in the transformation of our Ekono Arica store into the Lider Vecino format, the transformation of five recently acquired Carrefour stores into Lider stores, and the expansion of our distribution center.

      Debt. At June 30, 2004, our aggregate outstanding debt and lease obligations were Ch$575,815 million (US$904.9 million), consisting of:

      - long-term debt including lease obligations of Ch$167,434 million (US$263.1 million), which includes financial debt of Ch$155,268 million (US$244 million) and lease obligations in the amount of Ch$8,030 million (US$12.6 million), and

      - short-term debt including the current portion of long-term debt of Ch$167,434 million (US$263.1 million), including short-term financial debt of Ch$149,337 million (US$234.7 million) and the current portion of long-term debt in the amount of Ch$29,862 million (US$46.9 million).

      In addition to our aggregate outstanding debt, we have short-term obligations incurred with our suppliers of Ch$188,665 million (US$296.5 million).

      We are also party to various capital lease and lease-back operations, of which, the total long-term portion amounted to Ch$3,551 million (US$5.6 million) at June 30, 2004, as compared to Ch$5,743 million at June 30, 2003. At June 30, 2004, our foreign currency liabilities totaled Ch$12,916 million (US$20.3 million). At June 30, 2003, we had liabilities of Ch$12,432 million denominated in U.S. dollars.

      Our major categories of indebtedness are as follows:

      - Bonds and commercial paper placed in the local capital markets in an aggregate principal amount of Ch$134,720 million (US$211.5 million) at June 30, 2004. We have issued four series of bonds in Chile which bear interest at a rate of 7.0%, 6.5%, 4.5% and 5.5%, and commercial paper bearing interest at a rate of 5.0%, 4.8% and 4.32%.

      - Local bank debt in aggregate principal amount at June 30, 2004 of Ch$135,330 million (US$212.7 million). We have a Series of Chilean peso, UF- and U.S. dollar-denominated loans, the bulk of which are payable in UF and bear market interest rates according to the terms of the debt agreements.

II. THE COMPANY HEREBY INCORPORATES BY REFERENCE THIS PART II OF THIS CURRENT REPORT ON FORM 6-K INTO THE RIGHTS F-3.

      We will pay all of the estimated U.S. $3.5 million expenses incident to the preemptive rights offering and the combined offering, consisting of:

      - Approximately US$2.2 million related to underwriting commissions, representing 0.92% of the total offering and U.S.$0.01 per new share or U.S.$0.13 per new ADS;

      -     Approximately US$900,000 related to legal fees;

      - Approximately US$200,000 related to printer fees and road show expenses; and

      -     Approximately US$200,000 related to accountant fees.

DISTRIBUCION Y SERVICIO D&S S.A.




                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                         DISTRIBUCION Y SERVICIO D&S S.A.



                                         By: /s/ Miguel Nunez
                                             -----------------------
                                             Chief Financial Officer



Dated:  August 27, 2004